SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.
                 _________________________________________

                                  FORM T-3

              FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                   UNDER THE TRUST INDENTURE ACT OF 1939

                         SOFTKEY INTERNATIONAL INC.
                            (name of applicant)

           One Athenaeum Street, Cambridge, Massachusetts  02142
                  (Address of principal executive offices)

        SECURITIES TO BE ISSUED UNDER THE INDENTURE OF BE QUALIFIED

        TITLE OF CLASS                                    AMOUNT

   5 1/2% Senior Convertible Notes due 2000             $350,000,000

   Approximate date of proposed public offering:     January 16, 1996

   Name and address of agent for service:

                               Neal S. Winneg
                     Vice President and General Counsel
                         SoftKey International Inc.
                            One Athenaeum Street
                       Cambridge, Massachusetts 02142

        THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.


        1.   General Information.

             a. Form of organization: SoftKey International Inc. (the "Company) is a corporation.

             b. State or other sovereign power under the laws of which organized: Delaware.

        2. Securities Act Exemption. The 5 1/2% Senior Convertible Notes due 2000 of the Company (the "Notes") were issued pursuant to the terms of a Purchase Agreement dated as of October 17, 1995 between the Company, on the one hand, and Bear, Stearns & Co. Inc. and Montgomery Securities (together, the "Initial Purchasers"), on the other hand
   (the "Purchase Agreement"), under the Indenture dated as of October
   16, 1995 (the "Indenture") between the Company and State Street Bank and Trust Company (the "Trustee"), as amended by the First
   Supplemental Indenture dated as of November 22, 1995 between the Company and the Trustee. The Notes were offered and sold only (a) to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), or "QIBs"), in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A thereunder and to institutional "accredited investors" (as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and (b) outside the United States to certain persons in reliance on Regulation S under the Securities Act and in compliance with the securities laws of each such jurisdiction. Each Investor in the Notes is deemed to have understood, acknowledged, represented to, and agreed with, the Initial Purchasers and the Company that, among other things, if it should resell or transfer the Notes prior to the date that is three years after the later of the date of original issuance of the Securities and the last date on which the Company or any "affiliate" (as defined in Rule 144 of the Securities Act) of the Company was the owner of such Notes, it will do so only (i) to the Company or any subsidiary thereof, (ii) to a QIB in compliance with Rule 144A under the Securities Act, (iii) to an institutional accredited investor within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act that, prior to such transfer, furnishes to the Trustee, as registrar for the Notes (or, in the case of the Common Stock, the transfer agent for the Common Stock), a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Securities (the form of which can be obtained from the Trustee or the transfer agent for the Common Stock),
   (iv) outside the United States in compliance with Rule 904 under the Securities Act, (v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (vi) pursuant to a registration statement which has been declared effective under the Securities Act; and it will give each person to whom it transfers such Securities notice of any restrictions on transfer of such Securities. At the time of sale of the Notes, the Company, on the one hand, and the Initial Purchasers, on the other hand, entered into a Note Resale Registration Rights Agreement (the "Registration Rights Agreement") under which the Company agreed to use its best efforts to file or cause to be filed a registration statement with respect to the offer and resale of the Notes by the holders thereof.
   In accordance with the Registration Rights Agreement, the Company has prepared and filed with the Securities and Exchange Commission a Registration Statement on Form S-3 relating to the offer and sale of the Notes by certain holders thereof. The Company will not receive any proceeds from this offering.

        3. Affiliates. The following persons are "affiliates" of the Company, as such term is defined in Rule 0-2(f) under the Trust Indenture Act of 1939, as amended:

   Affiliate (jurisdiction of
   incorporation)                    Basis of Control

   Aris Multimedia Entertainment,    Wholly owned subsidiary
   Inc. (California)

   Compact Publishing, Inc.          Wholly owned subsidiary
   (Maryland)

   Software Marketing Corporation    Wholly owned subsidiary
   (Arizona)

   SoftKey Multimedia Inc.           Wholly owned subsidiary
   (Massachusetts)

   SoftKey International (U.K.)      Wholly owned subsidiary
   Limited (England)

   SoftKey International GmbH        Wholly owned subsidiary
   (Germany)

   SoftKey International (Ireland)   Wholly owned subsidiary
   Ltd. (Ireland)

   SoftKey International K.K.        Wholly owned subsidiary
   (Japan)

   SoftKey Inc. (Minnesota)          Wholly owned subsidiary

   Power Up Software Corporation     Wholly owned subsidiary of
   (Delaware)                        SoftKey Inc.

   SoftKey Holdings Corporation      Wholly owned subsidiary
   (Ontario)

   SoftKey Software Products Inc.    Wholly owned subsidiary of
   (Ontario)                         SoftKey Holdings Corporation

   SoftKey Products International    Wholly owned subsidiary of
   Inc. (Delaware)                   SoftKey Software Products Inc.

   SoftKey Holding GmbH (Germany)    Wholly owned subsidiary

   tewi Verlag GmbH (Germany)        Wholly owned subsidiary of
                                     SoftKey Holding GmbH

   Personal Soft S.A. (France)       Wholly owned subsidiary of
                                     SoftKey Holding GmbH

   Future Vision Holding, Inc.       Wholly owned subsidiary
   (Delaware)

   Future Vision Multimedia Inc.     Wholly owned subsidiary of
   (New York)                        Future Vision Holding, Inc.

   Multimedia Products Corporation   Wholly owned subsidiary of
   (New York)                        Future Vision Holding, Inc.

   Superstudio Ltd. (Israel)         Wholly owned subsidiary of
                                     Future Vision Holding, Inc.

   The Learning Company (Delaware)   Wholly owned subsidiary

   HyperGlot Software Company, Inc.  Wholly owned subsidiary of The
   (Tennessee)                       Learning Company

   Compton's Learning Company        Wholly owned subsidiary
   (Delaware)

   Compton's NewMedia,Inc.           Wholly owned subsidiary
   (California)



                           MANAGEMENT AND CONTROL

        4.   Directors and Executive Officers.

   Name                  Address                     Office(s)

   Michael J. Perik      SoftKey International Inc.  Chairman of the Board
                         One Athenaeum Street        of Directors and Chief
                         Cambridge, MA  02142        Executive Officer

   Kevin O'Leary         SoftKey International Inc.  President and Director
                         One Athenaeum Street
                         Cambridge, MA  02142

   Robert Gagnon         SoftKey International Inc.  Executive Vice
                         One Athenaeum Street        President of SoftKey
                         Cambridge, MA  02142        Software Products Inc.
                                                     and Director

   David E. Patrick      SoftKey International Inc.  Executive Vice
                         One Athenaeum Street        President, Worldwide
                         Cambridge, MA  02142        Sales

   Edward J. Sattizahn   SoftKey International Inc.  Executive Vice
                         One Athenaeum Street        President, Marketing
                         Cambridge, MA  02142

   R. Scott Murray       SoftKey International Inc.  Chief Financial
                         One Athenaeum Street        Officer
                         Cambridge, MA  02142

   Les Schmidt           SoftKey International Inc.  Chief Operating
                         One Athenaeum Street        Officer
                         Cambridge, MA 02142

   Neal S. Winneg        SoftKey International Inc.  Vice President,
                         One Athenaeum Street        General Counsel and
                         Cambridge, MA  02142        Secretary

   Michael A. Bell       Monitor Company, Inc.       Director
                         25 First Street, 2nd Floor
                         Cambridge, MA  02142

   James C. Dowdle       Tribune Company             Director
                         435 North Michigan Avenue
                         Chicago, IL  60611

   Robert Rubinoff       Inglewood Holdings          Director
                         16Z Cumberland Street
                         Suite 302
                         Ontario, Canada M5R 1A8

   Scott M. Sperling     Thomas H. Lee Company       Director
                         75 State Street
                         Suite 2600
                         Boston, MA  02109

        5. Principal owners of voting securities. As of December 28, 1995:

                                                           Percentage of
                                                              Voting
   Name and Complete             Title of                   Securities
   Mailing Address             Class Owned  Amount Owned       Owned


   Putnam Investments, Inc.       Common      3,214,678        10.6%
   One Post Office Square         Stock       shares(1)
   Boston, MA  02109

   Tribune Company                Common      7,882,886        20.6%
   435 North Michigan Avenue      Stock       shares(2)
   Chicago, IL  60611

   (1) Based upon information contained in a Schedule 13G dated December 6, 1995 filed jointly with the Securities and Exchange Commission by Putnam Investments, Inc. ("Putnam"), on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., Putnam has shared voting power with respect to 255,204 shares and shared dispositive power with respect to 3,214,678 shares.

   (2) Includes 2,830,189 shares issuable to Tribune Company upon conversion of the 5 1/2% Senior Convertible/Exchangeable Notes due 2000 of the Company.

                                UNDERWRITERS

        6.   Underwriters.

             a. The following table sets forth information concerning each person who, within three years prior to the date of filing this Application on Form T-3, acted as an underwriter of any securities of the Company which are currently outstanding.

                                         Class of Securities of the
   Underwriter                              Company underwritten

   Adams, Harkness & Hill, Inc.   Common Stock, par value $.01 per share

   CS First Boston Corporation    Common Stock, par value $.01 per share

   Montgomery Securities          Common Stock, par value $.01 per share

                             CAPITAL SECURITIES

        7.   Capitalization.

             a. As of December 28, 1995, the authorized and outstanding amounts of classes of securities of the Company were as follows:

   Title of Class            Amount Authorized      Amount Outstanding

   Common Stock, par        60,000,000 shares       30,364,864 shares
   value $.01 per
   share(1)

   Preferred Stock, par      5,000,000 shares                0 shares
   value $.01 per
   share(2)

   Special Voting Stock,              1 share                 1 share
   par value $1.00 per
   share(3)

   5 1/2% Senior                    $350,000,000            $350,000,000
   Convertible Notes due     principal amount        principal amount
   2000

   5 1/2% Senior                   $150,000,000            $150,000,000
   Convertible/Exchangea     principal amount        principal amount
   ble Notes due 2000
   _____________

   (1) As of December 28, 1995, the Company had reserved 1,596,892 shares of Common Stock for issuance upon exchange of Exchangeable Shares (as hereinafter defined), 3,537,353 shares of Common Stock for issuance upon exercise of stock options under SoftKey's stock option plans, 9,433,963 shares of Common Stock for issuance upon conversion of the Notes and 158,800 shares of Common Stock for issuance upon exercise of certain warrants issued by SoftKey.

   (2) 1,700,000 shares are available for issuance, 150,000 of which have been designated as 5 1/2% Series C Convertible Preferred Stock and are reserved for issuance upon exchange of the Company's 5 1/2% Senior Convertible/Exchangeable Notes due 2000.

   (3) As of December 28, 1995, entitled the Special Voting Stock Trustee (as hereinafter defined) to 1,596,892 votes, one for each then outstanding Exchangeable Share.

             b. Voting Rights of each class of securities of the Company.

                  (1) Common Stock. Holders of Common Stock are entitled to one vote per share, in person or by proxy, upon all matters presented to the holders of Common Stock.

                  (2)  5 1/2% Series C Convertible Preferred Stock.   Each
   share of 5 1/2% Series C Convertible Preferred Stock (the "Series C Preferred Stock") entitles the holder thereof to vote on all matters voted on by holders of Common Stock, voting together with the holders of Common Stock as a single class. With respect to any such vote, each share of Series C Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of common stock of the Company into which such share of Series C Preferred Stock is convertible on the record date for such vote. The affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Series C Preferred Stock is necessary for certain actions that would affect the Series C Preferred Stock, including, but not limited to, changing the number of authorized shares of Series C Preferred Stock, increasing or decreasing the par value of such shares, or altering the powers, preferences and rights of such shares so as to affect them adversely.

        If on any date dividends payable on the Series C Preferred Stock shall have been in arrears and not paid in full for three semi-annual periods, whether or not consecutive, the number of directors constituting the Board of Directors of the Company shall be increased by two and the holders of shares of Series C Preferred Stock shall have the right, voting separately as a single class (or as a class with the holders of shares of capital stock ranking on a parity with ("Parity Stock"), if such holders are similarly entitled to elect additional directors), to elect directors to fill such newly created directorships. Such additional directors shall continue as directors until such time as all dividends accumulated on the Series C Preferred Stock (and on the Parity Stock, if applicable) have been paid in full or all necessary funds have been set aside for payment.

        At each meeting of stockholders at which the holders of shares of Series C Preferred Stock shall have the right to take any action, the presence in person or by proxy of the holders of record of one-third of the total number of shares of Series C Preferred Stock then outstanding and entitled to vote shall be necessary to constitute a quorum.

                  (3) Special Voting Share. The Company's sole authorized and outstanding Special Voting Share is held of record by The R-M Trust Company, as Trustee (the "Special Voting Share Trustee"), under a Voting and Exchange Trust Agreement pursuant to which each holder of Exchangeable Non-Voting Shares of SoftKey Software Products Inc. (the "Exchangeable Shares"), other than the Company or any entity controlled by the Company (a "Controlled Entity"), is entitled to instruct the Special Voting Share Trustee to exercise one of the votes attached to the Special Voting Share for each Exchangeable Share held by such holder. Except as otherwise required by law or the Company's Restated Certificate of Incorporation, as amended, the holder of record of the Special Voting Share will have a number of votes equal to the number of Exchangeable Shares outstanding from time to time not owned by the Company or any Controlled Entity. The holders of shares of the Common Stock and the Special Voting Share vote together as a single class on all matters, except as may be required by applicable law. The holder of the Special Voting Share is not entitled to receive dividends. In the event of any liquidation, dissolution or winding-up of the Company, the holder of the Special Voting Share will not be entitled to receive any assets of the Company available for distribution to its stockholders. At such time as the Special Voting Share has no votes attached to it because there are no Exchangeable Shares outstanding not owned by the Company or a Controlled Entity, and there are no shares of stock, debt, options or other agreements of the Company which could give rise to the issuance of any Exchangeable Shares to any person (other than the Company or a Controlled Entity), the Special Voting Share will be cancelled.

        The Exchangeable Shares were originally issued to certain holders of common shares of SoftKey Software Products Inc., an Ontario corporation ("Former SoftKey"), merged into the Company in a three-way business combination transaction among the Company (which was then known as WordStar International Incorporated), Former SoftKey and Spinnaker Software Corporation. All Exchangeable Shares not exchanged for an equivalent number of shares of Common Stock by February 4, 2005 (the "Redemption Date") will be redeemed by SoftKey Software for a price per share equal to the current market price of a share of Common Stock (which shall be paid in Common Stock) plus a cash amount equivalent to the full amount of all unpaid dividends thereon, and the Special Voting Share will thereupon be cancelled. The Board of Directors of SoftKey Software may extend the Redemption Date or, if at any time there are less than 50,000 outstanding Exchangeable Shares (other than Exchangeable Shares held by the Company or any Controlled Entity, subject to adjustment to reflect permitted changes to the Exchangeable Shares), accelerate the Redemption Date.

                            INDENTURE SECURITIES

        8.   Analysis of indenture provisions

        The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Application on Form T-3 and those terms made a part of the Indenture by reference to the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. As used in this item 8, the "Company" refers to SoftKey International Inc. and does not, unless the context otherwise indicates, include its subsidiaries.

             a. Events of Default and Remedies. An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any, on the Notes; default for 30 days in payment of any installment of interest on the Notes; default by the Company for 90 days after notice in the observance or performance of any other covenants in the Indenture; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

        The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on all the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be cancelled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding.

        The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

                  b. Authentication and Delivery; Application of Proceeds. The Notes are executed in the name and on behalf of the Company by the signature of its Chief Executive Officer, President or its Chief Financial Officer and attested by the signature of its Secretary or any of its Assistant Secretaries. Signatures of such persons may be manual or by facsimile. The Notes bear a certificate of authentication manually executed by the Trustee.

        The Company will not receive any proceeds from the offering of the Notes by certain selling holders thereof. The Company disclosed to purchasers of the Notes at the time of the original issuance thereof that it intended to use all or a substantial portion of the net proceeds therefrom for acquisitions and strategic alliances.

                  c. Release and Substitution of Property Subject to the Lien of the Indenture. Not Applicable.

                  d. Satisfaction and Discharge; Defeasance. The Indenture will cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption; (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes; (iii) rights of holders of the Notes to receive payments of principal and interest on the Notes; (iv) rights, obligations and immunities of the Trustee under the Indenture; and (v) rights of the holders of the Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of and interest on the Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (C)(x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

        The Indenture will also cease to be in effect (except as described in clauses (i) through (v) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is party or by which it is bound; (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (iv) the Company has delivered to the Trustee an Officer's Certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

        The Company may also be released from its obligations under certain covenants of the Indenture relating to a Change of Control (Section 3.5 of the Indenture) or a merger, consolidation and sale of assets (Article XII of the Indenture) with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accounts expressed in a written certification thereof delivered to the Trustee, to pay the principal of and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound;
   (ii) the Company has delivered to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred; (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with and will have no obligation to repurchase the Notes pursuant to the provisions described under the Change of Control provisions of the Indenture.

                  e.   Evidence as to compliance.

             Pursuant to the Indenture, the Company shall (i) file with the Trustee copies of annual reports and of the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, (ii) file with the Trustee and the Commission such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants set forth in the Indenture, (iii) transmit to holders of the Notes to the extent required by Section 313(c) of the Trust Indenture Act such summaries of any information required to be filed pursuant to (i) or
   (ii) above as may be required by the rules and regulations of the Commission and (iv) furnish to the Trustee, not less often than annually, a brief certificate from the Company as to the Company's compliance with all conditions and covenants under the Indenture.

        9. Other Obligors. There are no obligors upon any indenture securities other than the Company.

        Contents of application for qualification. This application for qualification comprises:

             a.   Pages numbered 1 to 17, consecutively;

             b. The statement of eligibility and qualification of State Street Bank and Trust Company, the trustee under the Indenture to be qualified; and

             c. The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

               Exhibit T3A:    Restated Certificate of Incorporation, as
               amended, of the Company (incorporated by reference to
               Exhibit 3.1 filed with the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30,
               1995)

               Exhibit T3B:    Bylaws of the Company, as amended
               (incorporated by reference to Exhibit 3.2 filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

               Exhibit T3C.1: Indenture dated as of October 16, 1995 by and between the Company and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 filed with the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995)

               Exhibit T3C.2: First Supplemental Indenture to the Indenture dated as of November 22, 1995 by and between the Company and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.2 filed with the Company's Registration Statement on Form S-3 (Registration No. 333-145) filed on January 11, 1995 with the Commission)

               Exhibit T3D:    Not applicable

               Exhibit T3E:    Prospectus relating to the offering by
               certain selling stockholders of the 5 1/2% Senior Convertible Notes Due 2000 of the Company (incorporated by reference to the Company's Registration Statement on Form S-3 (Registration No. 333-145) filed on January 11, 1995 with the Commission)

               Exhibit T3F:    Cross reference sheet showing the
               location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended



                                 SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, SoftKey International Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Cambridge and Commonwealth of Massachusetts, on this 11th day of January, 1996.

                                   SOFTKEY INTERNATIONAL INC.

                                   By: /s/ Neal S. Winneg
                                      Name:   Neal S. Winneg
                                      Title:  Vice President

   Attest:/s/ David McEvoy
         Name:  David McEvoy
         Title: Assistant Secretary


                                                              EXHIBIT T3F
                           CROSS-REFERENCE TABLE

   Trust Indenture                                Indenture
   Act Section                                    Section

   SECTION 310(a)(1) . . . . . . . . . . . . . . . . . . 8.9
        (a)(2) . . . . . . . . . . . . . . . . . . 8.9
        (a)(3) . . . . . . . . . . . . . . . . . . N.A.
        (a)(4) . . . . . . . . . . . . . . . . . . N.A.
        (a)(5) . . . . . . . . . . . . . . . . . . 16.9
        (b)    . . . . . . . . . . . . . . . . . . 7.1, 8.8, 8.9,
                                                   8.10, 16.4
        (c)    . . . . . . . . . . . . . . . . . . N.A.
   SECTION 311(a)    . . . . . . . . . . . . . . . . . . 8.13
        (b)    . . . . . . . . . . . . . . . . . . 8.13
        (c)    . . . . . . . . . . . . . . . . . . N.A.
   SECTION 312(a)    . . . . . . . . . . . . . . . . . . 6.1
        (b)    . . . . . . . . . . . . . . . . . . 16.9
        (c)    . . . . . . . . . . . . . . . . . . N.A.
   SECTION 313(a)    . . . . . . . . . . . . . . . . . . 16.9
        (b)    . . . . . . . . . . . . . . . . . . 16.9
        (c)    . . . . . . . . . . . . . . . . . . 6.2, 16.4
        (d)    . . . . . . . . . . . . . . . . . . N.A.
   SECTION 314(a)    . . . . . . . . . . . . . . . . . . 16.6
        (b)    . . . . . . . . . . . . . . . . . . 16.6
        (c)(1) . . . . . . . . . . . . . . . . . . 16.6
        (c)(2) . . . . . . . . . . . . . . . . . . N.A.
        (c)(3) . . . . . . . . . . . . . . . . . . 16.6
        (d)    . . . . . . . . . . . . . . . . . . N.A.
        (e)    . . . . . . . . . . . . . . . . . . 16.6
        (f)    . . . . . . . . . . . . . . . . . . N.A.
   SECTION 315(a)    . . . . . . . . . . . . . . . . . . 8.1, 8.2
        (b)    . . . . . . . . . . . . . . . . . . 16.9
        (c)    . . . . . . . . . . . . . . . . . . 8.1
        (d)    . . . . . . . . . . . . . . . . . . 8.1
        (e)    . . . . . . . . . . . . . . . . . . 7.9
   SECTION 316(a)    . . . . . . . . . . . . . . . . . . 16.9
        (a)(1)(A)  . . . . . . . . . . . . . . . . 7.7
        (a)(1)(B)  . . . . . . . . . . . . . . . . 7.7
        (a)(2) . . . . . . . . . . . . . . . . . . 7.7
        (b)    . . . . . . . . . . . . . . . . . . 16.9
        (c)    . . . . . . . . . . . . . . . . . . 10.2
   SECTION 317(a)(1) . . . . . . . . . . . . . . . . . . 7.2
        (a)(2) . . . . . . . . . . . . . . . . . . 7.2
        (b)    . . . . . . . . . . . . . . . . . . 5.4
   SECTION 318(a)    . . . . . . . . . . . . . . . . . . N.A.

   N.A. means Not Applicable.

        Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of the Indenture.